Exhibit 99.3

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

Independent Auditor’s Report

To the Board of Directors of Navig8 Product Tankers Inc

We have audited the accompanying consolidated financial statements of Navig8 Product Tankers Inc and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, consolidated statement of changes in redeemable preferred shares and shareholders’ equity and consolidated statements of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navig8 Product Tankers Inc and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

March 24, 2017

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	2016 (‘000)	2015 (‘000)
Assets
Current assets
Cash and cash equivalents	$34,276	$4,480
Restricted cash	—	435
Trade receivables (related party)	19,574	6,474
Prepaid expenses and other assets	2,891	2,630
Related party prepaid expenses and other assets	5,103	7,793
Inventories	2,986	310

Total current assets	64,830	22,122

Non-current assets
Restricted cash	9,380	2,000
Vessels, net	1,169,121	100,886
Vessels under construction	56,542	451,504
Other asset (related party)	16,438	5,004

Total non-current assets	1,251,481	559,394

Total assets	$1,316,311	$581,516

Liabilities and shareholders’ equity

Current liabilities
Current portion of loans	79,120	87,754
Accounts payable and accrued expenses	4,506	6,580
Related party payable and accrued expenses	2,113	1,275

Total current liabilities	85,739	95,609

Non-current liabilities
Long-term loans, net of unamortised debt issuance cost	763,940	45,400
Other non current liabilities	1,497	—

Total non-current liabilities	765,437	45,400

Total liabilities	851,176	141,009

Commitments and contingent liabilities (Note 7)	—	—

Redeemable Preferred Stocks, $0.01 par value per share; 2016; authorized 100,000,000 shares; 3,000,000 shares issued and outstanding (2015: nil); liquidation value at $30.3 million.	20,614	—

Shareholders’ equity
Common stock, $0.01 par value per share; authorized 500,000,000 shares; 2016: 46,877,945 shares issued and outstanding (2015: 39,775,741 shares issued and outstanding)	469	398

Paid-in capital	424,219	415,104
Retained earnings	19,833	25,005

Total shareholders’ equity	444,521	440,507

Total liabilities and shareholders’ equity	$1,316,311	$581,516

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	2016 (‘000)	2015 (‘000)
Operating revenue

Vessel revenue (related party)	$108,201	$38,226

Total operating revenue	108,201	38,226

Gain on sale of vessels	—	24,144

Operating expenses
Vessel expenses (includes related party expenses of $2,380; 2015: $341)	(46,711)	(24,762)

Depreciation	(28,175)	(466)
General and administrative expenses (includes related party expenses of $2,285; 2015: $2,099)	(8,268)	(7,020)

Total operating expenses	(83,154)	(32,248)

Net operating income	25,047	30,122

Financial items
Interest income	51	119
Interest expense and finance costs	(30,209)	(3,528)
Other financial items	13	12

Net financial items	(30,145)	(3,397)

Total income / (loss) before tax	(5,098)	26,725

Income tax	(74)	(69)

Net income / (loss)	$(5,172)	$26,656

Earnings per common share:
Basic	($0.13)	$0.67
Diluted	($0.13)	$0.67

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE PREFERRED SHARES AND

SHAREHOLDERS’ EQUITY

	Redeemable Preferred Shares		Shareholders Equity
	Number of preferred shares outstanding	Preferred stock	Number of shares outstanding	Common stock		Paid-in capital		Retained earnings/ (deficit)	Total
	(‘000)	(‘000)	(‘000)	(‘000)		(‘000)		(‘000)	(‘000)
Balance as of Dec. 31, 2014	—	—	39,439	$394		$409,968		$(1,651)	$408,711

Net income / (loss)	—	—	—	—		—		26,656	26,656
Shares granted for services	—	—	337	4		4,124		—	4,128
Fair value of stock options granted for services	—	—	—	—		152		—	152
Fair value of restricted stock units granted for services	—	—	—	—		860		—	860

Balance as of Dec. 31, 2015	—	—	39,776	$398		$415,104		$25,005	$440,507

Net income / (loss)	—	—	—	—		—		(5,172)	(5,172)
Shares granted for services	—	—	70	—	*	—	*	—	—	*
Shares issued from Rights Offering	3,000	20,614	7,032	71		7,271		—	7,342
Fair value of stock options granted for services	—	—	—	—		984		—	984
Fair value of restricted stock units granted for services	—	—	—	—		860		—	860

Balance as of Dec. 31, 2016	3,000	$20,614	46,878	$469		$424,219		$19,833	$444,521

*	Common stock value is less than $1000

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2016 (‘000)	2015 (‘000)
Operating activities

Net income / (loss)	$(5,172)	$26,656
Adjustments to reconcile net income/ (loss) to net cash provided by (used in) operating activities:
Shares issued for services	1,844	1,012
Gain on sale of vessels		(24,144)
Depreciation	28,175	466
Non cash portion of unamortised debt issuance costs for extinguished loans	3,708	—
Original debt issuance cost for extinguished loans	(4,149)	—
Amortisation of debt issuance costs/ deferred financing charges	2,247	3,279
Amortisation(1)	826	664
Changes in operating assets and liabilities:
Trade receivables (related party)	(13,100)	(2,830)
Prepaid expenses and other assets	(261)	(560)
Related party prepaid expenses and other assets	(9,568)	(6,334)
Inventories	(2,675)	(310)
Accounts payable and accrued expenses	3,576	229
Related party accounts payable and accrued expenses	837	769

Net cash provided by/ (used in) operating activities	6,288	(1,103)

Investing activities

Changes in restricted cash	(6,945)	(2,435)
Net proceeds from sales of vessels		102,440
Payments for vessels under construction(2)	(514,145)	(340,734)
Refund / (payment) for vessel related deposits	—	1,950

Net cash used in investing activities	(521,090)	(238,779)

Financing activities
Proceeds from issuance of preferred / common stock, net of expenses(2)	29,833
Proceeds from loans, net of debt issuance cost	670,447	130,551
Repayment of loans	(155,682)	(336)

Net cash provided by financing activities	544,598	130,215

Increase / (Decrease) in cash and cash equivalents	29,796	(109,667)
Cash and cash equivalents, beginning of year	4,480	114,147

Cash and cash equivalents, end of year	$34,276	$4,480

Supplementary disclosure of cash flow information:
Interest paid, net of interest capitalised	$22,476	$157

(1)	Relates to amortization of Pool Management Revenue Share Rights
(2)	Please refer to note 4 for non-cash items

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies

Company

Navig8 Product Tankers Inc. and its subsidiaries (together “we”, “us” or the “Company’) is a company formed for the purpose of acquiring and operating the long-range one (LR1) and long-range two (LR2) tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international shipping markets. Navig8 Product Tankers Inc. was incorporated in the Republic of the Marshall Islands on August 6, 2013 and since September 5, 2013, the Company’s shares are traded on the over the counter market in Oslo, Norway (“NOTC-List”).

The Company has ordered 30 newbuilding LR1 and LR2 tankers, of which 3 were sold in 2015; it intends to operate the remaining 27 vessels. As of December 31, 2016, the Company had taken delivery of 24 vessels and, in line with commercial arrangements in place with V8 Pool Inc. and Navig8 Pool Inc., respectively commenced operations with Navig8’s Alpha8 and LR8 pools. The fleet is scheduled to be fully delivered by May 2017. During 2015 and 2016, the Company chartered 3 LR2 tankers from a third-party owner, which operated in the Alpha8 pool pursuant to commercial management arrangements with V8 Pool Inc. In the second quarter of 2016, the time charters for two of these tankers expired and they were redelivered to their owners; the time charter for the final LR2 tanker expired in the third quarter of 2016, and this vessel was similarly redelivered to its owner.

As of December 31, 2016, the Company has financing in place to fund the estimated commitments up to and including delivery of its remaining 3 newbuilding vessels, which aggregates to approximately $91.9 million (see Note 7 for details). These commitments are fully funded through the sale and leaseback arrangements with CSSC.

Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

A variable interest entity is defined by the accounting standard as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The accounting standard requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Significant Accounting Policies

Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting year. Actual results could differ from those estimates.

In addition to the estimates noted above, significant estimates include vessel valuations, residual value of vessels, useful life of vessels and bargain purchase options included within sale and leaseback arrangements.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Trade Receivables

Trade Receivables include amounts due from pools and other recoverable expenses due to the Company. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts. No provision was recorded as at December 31, 2016 (2015: nil).

Prepayments

Prepayments consist of payments in advance for insurance or other ad hoc prepaid purchases.

Other Assets

Other assets consist primarily of advances and deposits which primarily include amounts advanced to third-party technical managers for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business. Further, other assets also include the receivable from the Pool Management Revenue Share Rights Agreement entered into (see Note 20). This asset is recognized at cost at inception and amortized over its estimated useful life of five years.

Inventories

Inventories consist of lubricating oils and other consumables on board the Company’s vessels. Inventories are valued at the lower of cost and market value on a first-in-first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Restricted Cash

Restricted cash consists mainly of bank deposits in the Debt Service Reserve Account, which must be maintained in accordance with the contractual arrangement under the CA-CIB, Citibank and ABN AMRO loan facility agreements (see Note 8 for details).

Vessels under construction

Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include instalment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset. Initial spares and equipment for the vessels under construction are capitalized.

For vessels under construction where the Company will be the lessee, and deemed to be the accounting owner, the legal form of the arrangement is disregarded. The vessel under construction is accounted for as if the Company were the legal owner of the vessel under construction. The cost paid for by the lessor is considered a financing arrangement. An asset is recorded for incurred construction costs in accordance with the policies for owned vessels under construction and the costs funded by the lessor is reflected as a borrowing (see Note 8).

Vessels under construction - impairment

Vessels under construction are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, the carrying value of the vessels under construction is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows associated with all future expenditure necessary to develop the vessel and expected to be generated by the use of the vessel over its useful life and its eventual disposal to its carrying amount based on the expected service potential of the asset once development is substantially completed. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future economic growth and inflation. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair value of the asset.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Vessels

Vessels are recorded at their cost less accumulated depreciation. Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of the vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton. The market price of scrap per tonne is calculated based on the historical ten year average. Residual values are reviewed annually. The Company capitalises and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalised is based on management’s judgement as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalised are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred.

Vessel Impairment

Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, the carrying value of the vessels are tested for recoverability by comparing the estimate of future undiscounted net operating cash flows associated with all future expenditure necessary to operate the vessel and expected to be generated by the use of the vessel over its useful life and its eventual disposal to its carrying amount based on the expected service potential of the asset. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydocking, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future economic growth and inflation. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair value of the asset.

Drydock Expenditure

Vessels are typically drydocked every five years. Dry-docking costs are accounted for as a separate component of vessels and are amortised over the dry-docking interval. Part of the purchase price of a new built vessel corresponding to the normal expected dry-docking expense is recognised as a separate component of the asset (dry-docking part of vessel). Expenses for routine maintenance and repairs are expensed as incurred.

Operating Leases

The charters for the Company’s vessels are classified as operating leases for all periods presented, and the rental charges are charged against income on a straight-line basis over the life of the lease.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Financing arrangements Navig8 Product Tankers Inc. may enter into transactions accounted for as sale and leasebacks, in which vessels are sold to a third party and then leased for use by Navig8 Product Tankers Inc. Under certain circumstances, the necessary criteria to recognise a sale of these assets may not occur and the transaction is reflected as a financing arrangement, with proceeds received from the transaction reflected as a borrowing (see Note 8). When the necessary criteria have been met to recognise a sale, gains or losses on the sale of the assets are generally deferred and amortised over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognised upon inception.

Distributions to shareholders

Distributions to the shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the additional paid in capital account.

Financial Instruments

The carrying values of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

In determining the fair value of all other financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Deferred finance charges

Deferred financing charges include fees, commissions and legal expenses associated with securing financing facilities. Deferred financing charges are presented on the balance sheet as a contra-liability, against the debt liability. These costs are amortised, over the term of the debt, to interest expense and finance costs in the consolidated statement of operations using the straight - line method as the results obtained are not materially different from those that would result from use of the interest method.

Deferred initial up-front commitment fees paid to lenders for revolving credit facilities and lines of credit represent the benefit of being able to access capital over the contractual term, and therefore, meet the definition of an asset. These are presented as an asset and subsequently amortised ratably over the term of the commitment period for the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Contingencies

Navig8 Product Tankers Inc provides for contingent liabilities when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for material contingent liabilities that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred at the balance sheet date.

Preferred Stock

Navig8 Product Tankers Inc issued series A redeemable preference shares in a rights offering in November 2016. The shares are redeemable at the respective premiums upon the occurrence of certain events. In line with US GAAP, these conditionally redeemable securities are to be classified outside of permanent stockholders’ equity. Accordingly, the Company classifies these shares as mezzanine equity (see Note 10 for details).

Equity issuance costs

Incremental costs incurred that are directly attributable to an actual offering of equity securities, including those classified as mezzanine equity, are deducted from the related proceeds of the offering, and the net amount is recorded as contributions in the period when such shares are issued. Other costs incurred that are not directly attributable, but are related, to an actual offering are expensed as incurred.

Earnings per share

Basic earnings per share is calculated by dividing the net income/(loss) attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income/(loss) attributable to equity holders of the common shares and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

Share-based compensation - Warrants

The warrants are issued for the payment of services in relation to the negotiation of the shipbuilding contracts. The Company calculates the fair value of warrants utilizing a binomial valuation model to which Monte Carlo simulations are applied. The model projects future share prices based on a risk-neutral framework. The parameters used include inception date, share price, subscription price, lifetime, expected volatility and expected dividends. The amount of share-based compensation recognized during a period is based on the fair value of the award at the time of issuance and is capitalised against the vessel costs.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Share-based compensation — Stock Options and Restricted Stock Units

In accordance with the guidance on ‘Share-based Payments’, the Company is required to expense the fair value of stock options and restricted stock units issued to employees over the period the options vest. The Company amortises share-based compensation on a straight-line basis over which the employee is required to provide service in exchange for the reward — the vesting period. The Company records the share-based compensation expense, related to the equity granted, in the consolidated statement of operations as general and administrative expenses.

Taxes

Navig8 Product Tankers Inc and its subsidiaries that are incorporated in the Republic of the Marshall Islands, in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. The Company is generally not subject to state and local income taxation. Pursuant to various tax treaties, the Company’s shipping operations are not subject to foreign income taxes. However, the Company does not qualify for the exemption pursuant to Section 883 of the U.S. federal income taxation Code and therefore is subject to U.S. federal tax on its shipping income derived from the United States.

Certain of the Company’s subsidiaries are subject to income tax under local jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material. The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

Foreign currencies

The individual financial statements of Navig8 Product Tankers Inc and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.

In preparing the financial statements of Navig8 Product Tankers Inc and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is recognized in the consolidated statement of operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statement of operations.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Revenue Recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue comprises pool revenue. Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on the following allocation key:

•	the pool weighting (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and
•	the number of days the vessel participated in the pool in the relevant period.

We recognize net pool revenue on a monthly basis when the vessel has participated in a pool during the period, and the amount of pool revenue for the month can be estimated reliably.

Vessel revenue also includes the revenue from the Pool Management Revenue Share Rights Agreement, in which the Company has agreed to provide its ships to the Alpha8 Pool and LR8 Pool and receive a 30% share of the net revenues after deducting the agreed overheads derived from the commercial management of the two pools. We recognise the net revenue on a monthly basis, net of the amortization of the correlating Pool Management Revenue Share asset, when the vessels have participated in the two pools as per the agreement. The amount of revenue share for the month can be estimated reliably.

Vessel Expenses

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, transportation tax, pool administration fee and technical management fees, are expensed as incurred.

Interest expense

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses incurred on pre-delivery financing arrangements are capitalized during construction of newbuildings at the Company’s rate applicable to borrowings outstanding during the period.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Newly issued accounting standards

In January 2016, the FASB issued ASU No. 2016-01, Financial instruments - overall (Subtopic 825-10): Recognition and measurement of financial assets and financial liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognised through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately, in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortised cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortised cost on the balance sheet for public business entities. This update is effective for fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years. Early adoption is permitted for any entity in any interim or annual period. The Company is currently in the process of evaluating the impact of the update on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 is intended to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In order to meet that objective, the new standard requires recognition of the assets and liabilities that arise from leases. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. This update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this standard will have on its financial statements and related disclosures.

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, Derivatives and hedging (Topic 815): Contingent put and call options in debt instruments. Topic 815 requires that embedded derivatives be separated from the host contract and accounted for separately as derivatives if certain criteria are met, including the “clearly and closely related” criterion. The amendments in this update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The standard is effective for annual periods beginning after December 15, 2016 and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Newly issued accounting standards (Continued)

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee-Share Based Payment Accounting. ASU 2016-09 is part of the FASB simplification initiative to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to non-public entities. The amendments in this Update affect all entities that issue share-based payment awards to their employees. The amendments are effective for annual periods beginning after December 15, 2016 and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In April 2016, the FASB issued ASU2016-10— Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. ASU No. 2016-10 suggests guidance for stakeholders on identifying performance obligations and licenses in customer contracts. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods within these annual reporting periods. The Company is evaluating the potential impact of this standard update on its consolidated financial statements and related disclosure.

In June 2016, the FASB issued ASU 2016-13-Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU require the measurement of all expected credit losses for financial assets, which include trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance in this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating this ASU and any potential impacts the adoption of this ASU will have on our consolidated financial statements revised guidance for the accounting and reporting of financial instruments.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Newly issued accounting standards (Continued)

In August 2016, the FASB issued ASU 2016-15-Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Entities must apply the guidance retrospectively to all periods presented, but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating the effect that adopting this standard will have on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-17—Consolidation (Topic 810): Interests held through related parties that are under common control. The Board is issuing this Accounting Standards Update to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The new guidance is effective fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18—Statement of cash flows (Topic 230): Restricted cash. Stakeholders indicated that diversity exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. This Update addresses that diversity. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating the effect that adopting this standard will have on its consolidated financial statements and related disclosures.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Segment Information

The Company and the chief operating decision maker (“CODM”) measure performance based on the Company’s overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company has only one reportable segment.

The Company’s vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful. The Company operates in one market, the product tanker market, as an international provider of seaborne transportation of products.

4.	Cash Flow Information

Non-cash investing activities not included in the consolidated statement of cash flows of:

	2016	2015
	(‘000)	(‘000)
CSSC instalments directly paid to shipyard	$193,169	$9,439
Proceeds from the sale of vessels	—	74,275
Amounts unpaid for vessels under construction	—	5,865

Non-cash financing activities not included in the consolidated statement of cash flows of:

	2016	2015
	(‘000)	(‘000)
Amounts unpaid for debt financing costs	$176	$341
Pool revenue share rights	—	(4,128)
Amounts unpaid for common / preference share issuance costs	380	—

5.	Cash and cash equivalents

The cash and cash equivalents as of December 31, 2016 and 2015 are denominated in United States Dollars. As of December 31, 2016 and 2015 the cash and cash equivalents balance relates solely to cash deposited with the banks.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Vessels

(in thousands of $)	Vessels		Vessels under construction
Cost at December 31, 2014	—		284,553
Instalments and capitalised interest	—		416,549
Transfer from vessels under construction	101,352		—
Disposals	—		(152,571)
Transfer to vessels	—		(101,352)
Services capitalised*	—		4,325

Cost at December 31, 2015	101,352		451,504
Instalments and capitalised interest (1)	(322)		694,721
Transfer from vessels under construction	1,096,733		—
Disposals	—		—
Transfer to vessels	—		(1,096,733)
Services capitalised*	—		7,050

Cost at December 31, 2016	1,197,763		56,542

Accumulated Depreciation at December 31, 2014	—		—
Depreciation	(466)		—

Accumulated Depreciation at December 31, 2015	(466)		—
Depreciation	(28,175)		—

Accumulated Depreciation at December 31, 2016	(28,641)		—

Net Balance at December 31, 2014	—		284,553
Net Balance at December 31, 2015	100,886	(2)(3)	451,504
Net Balance at December 31, 2016	1,169,122	(2)(3)	56,542

Services capitalised relate to Project Management fees billed by Navig8 ShipmanagementPte. Ltd (“N8S”) for the supervision during construction at the respective shipyards.

(1)	Final pre-delivery cost settlement (for vessels delivered in the last quarter of 2015) resulted in a $0.3m reversal/reduction in overall pre-delivery cost
(2)	As of December 31, 2016, the balance includes a component of net capitalised drydock cost of $15.2 million (2015: $1.29 million), comprising of cost of $17.4 million (2015: $1.32 million) and accumulated depreciation of $2.2 million (2015: $0.03 million).
(3)	As of December 31, 2016, this balance relates to the carrying amount of vessels pledged as collateral under the Debt (See Note 8).

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Vessels (Continued)

Navig8 Product Tankers Inc.’s fleet as of December 31, 2016 is comprised as follows:

No.	Vessel Name	DWT	Yard	Built
1(5)	Navig8 Solidarity	109,999	Sungdong	November 2015
2(1)	Navig8 Excel	74,000	STX	November 2015
3(5)	Navig8 Stability	109,999	Sungdong	January 2016
4(5)	Navig8 Solace	109,999	Sungdong	January 2016
5(1)	Navig8 Excelsior	74,000	STX	January 2016
6(1)	Navig8 Expedite	74,000	STX	January 2016
7(3)	Navig8 Symphony	109,999	Sungdong	February 2016
8(1)	Navig8 Exceed	74,000	STX	February 2016
9(3)	Navig8 Sanctity	109,999	Sungdong	March 2016
10(1)	Navig8 Experience	74,000	STX	March 2016
11(3)	Navig8 Steadfast	109,999	Sungdong	May 2016
12(1)	Navig8 Express	74,000	STX	May 2016
13(1)	Navig8 Executive	74,000	STX	May 2016
14(1)	Navig8 Excellence	74,000	STX	May 2016
15(4)	Navig8 Grace	113,000	CSSC^	May 2016
16(4)	Navig8 Gallantry	113,000	CSSC^	June 2016
17(2)	Navig8 Pride	74,000	SPP	July 2016
18(3)	Navig8 Supreme	109,999	Sungdong	August 2016
19(4)	Navig8 Guard	113,000	CSSC^	August 2016
20(2)	Navig8 Providence	74,000	SPP	August 2016
21(4)	Navig8 Guide	113,000	CSSC^	October 2016
22(1)	Navig8 Precision	74,000	SPP	October 2016
23(1)	Navig8 Prestige	74,000	SPP	November 2016
24(4)	Navig8 Goal	113,000	CSSC^	November 2016

Under Construction				Scheduled Delivery
14(4) (6)	Navig8 Gauntlet	113,000	CSSC^	Q1 2017
15(4) (6)	Navig8 Gladiator	113,000	CSSC^	Q1 2017
16(4) (6)	Navig8 Gratitude	113,000	CSSC^	Q2 2017

^	Previously known as Guangzhou Shipyard International (GSI)
(1)	Companys owned vessels.
(2)	Vessels subject to the CMBFL financing arrangement (see Note 8).
(3)	Vessels subject to the Ocean Yield financing arrangement (see Note 8).
(4)	Vessels subject to the CSSC financing arrangement (see Note 8).
(5)	Vessels subject to the BCFL financing arrangement (see Note 8).
(6)	Vessels’ construction contracts are novated to CSSC under the financing arrangement (see Note 8).

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Commitments and Contingencies

The Company’s estimated commitments (see Note 8 for debt), as of December 31, 2016, through the expected delivery dates of the 3 vessels, aggregate approximately $91.9 million which will be payable as follows (in millions of dollars):

2017	2018	2019	2020	After 5 years
Vessels — Newbuildings	$91.9	—	—	—

There are no contingencies outstanding which are expected to have a material impact on the financial position, results of operations or cash flow either individually or in the aggregate.

8.	Debt

As at December 31, 2016 the Company had three bank loan facilities (2015: 2) and four sale and leaseback financings (2015: 2), which it has used to finance newbuildings. Where applicable, the Company’s ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for their obligations under the bank loan facilities, and the Company also acts as guarantor of the bank loan facilities and the sale and leaseback financings. These mortgages and guarantees can be called upon following a payment default or other event of default or termination event.

The outstanding principal balance on each debt facility at the balance sheet date is as follows:

	2016	2015
	(‘000)	(‘000)
Senior Secured DVB Credit Facility	$—	$32,055
Senior Secured CA-CIB Credit Facility	120,431	31,923
Senior Secured Citi Credit Facility	120,482	—
Senior Secured ABN Credit Facility	57,232	—
Ocean Yield Sale and Leaseback	180,918	64,371
CSSC Sale and Leaseback	183,342	—
CMBFL Sale and Leaseback	71,787	—
BCFL Sale and Leaseback	115,390	—
Pre-delivery financing arrangement (under CSSC Sale and Leaseback)	24,032	19,095

Total Debt	873,614	147,445
Less: Unamortised debt issuance cost	(30,554)	(14,291)

Net Debt	843,060	133,154
Less: Current portion	(79,120)	(87,754)

	$763,940	$45,400

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

Future minimum scheduled repayments under the Company’s loan facilities, sale and leaseback financing arrangements and pre-delivery financing arrangements for each year are as follows:

$’000	2017	2018	2019	2020	2021	Thereafter
Aggregate Bank Loan Facilities	20,835	20,835	20,835	20,835	20,835	193,970
Aggregate Sale and Leaseback	48,607	48,288	47,968	47,700	47,329	311,834
Financing Arrangements (1) (2)
Pre-delivery Financing Arrangement	24,032
Interest on Pre-delivery Financing Arrangement	208

Total	93,682	69,123	68,803	68,535	68,164	505,804

(1)	Amount excludes Purchase Options for 8 CSSC Sale and Leaseback for vessels totaling $70.5 million and 4 Ocean Yield Sale and Leaseback vessels totaling $35.6 million.
(2)	Excluding interest amount of $106.4 million, the net financing arrangements liability is $551.4 million.

Senior Secured DVB Credit Facility

In September 2014, the relevant ship-owning subsidiaries of the Company entered into the original Senior Secured DVB Credit Facility, the proceeds of which were intended to be used to fund a portion of the purchase price of 6 vessels under construction at Sungdong shipyard and 2 vessels under construction at GSI shipyard. In September 2015, we amended the original Senior Secured DVB Credit Facility to reduce the number of vessels that it partially funds to 3 vessels at Sungdong due to the sale of the three other Sungdong vessels and the alternative financing arrangements entered into for the 2 GSI vessels (see CSSC Sale and Leaseback further below). On August 11, 2016, the three remaining vessels financed under this credit facility were entered into sale and leaseback financing arrangements with BCFL (see BCFL Sale and Leaseback further below). As part of this arrangement, the senior debt outstanding under this facility of $95.5 million as of August 11, 2016 was repaid in full.

Senior Secured CA-CIB Credit Facility

In November 2015, the relevant ship-owning subsidiaries of the Company entered into a $64.3 million Senior Secured CA-CIB Credit Facility (provided by CA-CIB), to finance two vessels under construction at STX shipyard. In January 2016, we increased the aggregate principal amount available under this facility to $128.5 million (in so doing, BNPP became an additional lender), in order to finance a further two vessels under construction at STX. The debt financing covers approximately 65% of the contract price of each of the four vessels. This loan was drawn down fully in 4 tranches with the final tranches drawn down in connection with vessel deliveries in January and February 2016 respectively. Interest is calculated on each tranche at LIBOR plus (i) 2.75% if the Company is not listed, or if it is listed but (a) the tangible net worth of the Company is less than US$600,000,000 on the date of such listing or (b) thereafter, the tangible net worth of the Company is less than US$600,000,000 and the security cover ratio on the relevant testing date is less than 165%, or (ii) 2.50% if the Company is listed and (a) the tangible net worth of the Company is at least US$600,000,000 on the date of such listing or (b) thereafter, the tangible net worth of the Company is less than US$600,000,000 but the security cover ratio is at least 165%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan fully matures in 2023.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

Senior Secured Citi Credit Facility

On April 22, 2016, the relevant ship-owning subsidiaries of the Company entered into a $130.3 million senior secured credit facility agreement with Citibank N.A., London Branch and Caixabank, S.A. to provide financing for four vessels constructed or under construction at STX shipyard. The facility comprises a commercial debt tranche of $26.1 million and an ECA-covered tranche of $104.2 million provided by the Korea Trade Insurance Corporation (“K-Sure”). The loan was drawn down fully in four tranches, one in March and three in May 2016 respectively, in connection with vessel deliveries. Interest is calculated at LIBOR plus 2.50% on the commercial tranche and LIBOR plus 1.60% on the K-Sure covered tranche. Principal repayments on loans are made on a quarterly basis, with a balloon payment made after six years following drawdown for each vessel. The loan fully matures in 2028.

Senior Secured ABN Credit Facility

In July 2016, the relevant ship-owning subsidiaries of the Company entered into a $66.0 million senior secured credit facility agreement with ABN AMRO Bank, to finance two vessels under construction at SPP shipyard. The Facility consists of two separate tranches, a $13.2 million commercial tranche and an ECA-covered tranche of $52.8 million provided by K-Sure. The loan was drawn down fully in two tranches, in October and November 2016 respectively, in connection with vessel deliveries. Interest is calculated at LIBOR plus 2.75% on the commercial tranche (if the total debt outstanding under the facility is equal to or more than 50% of the aggregate of the market values of the two subject vessels or 2.50% if the total debt outstanding under the facility is less than 50% of the aggregate of the market values of the two subject vessels, at any relevant time) and LIBOR plus 1.80% on the K-Sure covered tranche. Principal repayments on loans are made on a quarterly basis, with a balloon payment made after six years following drawdown for each vessel. The loan fully matures in 2028.

Ocean Yield Sale and Leaseback

On 10 July 2015, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback arrangements with Ocean Yield ASA in respect of four vessels that were delivered by Sungdong between February 2016 and August 2016. These transactions are treated as financing transactions. The net proceeds from the financings (after a 5% seller’s credit) was $188.1 million. As of December 31, 2016, we have fully drawn down on the financings and no further amounts are available for borrowing.

Under the arrangement, four vessels were delivered to Ocean Yield upon delivery from Sungdong and thereafter the relevant ship-owning subsidiaries of the Company entered into 13-year bareboat charters for each vessel, each commencing upon their respective deliveries. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the seventh anniversary from the delivery date of the subject vessel. Post-delivery charterhire under the arrangement comprises a fixed per day rate, paid monthly in advance. The fixed charterhire rate is subject to annual adjustment based on the prevailing LIBOR rate.

In addition, as part of the Ocean Yield Sale and Leaseback Arrangement, we entered into a $19.8 million pre-delivery loan facility agreement with Ocean Yield in respect of each of the four subject vessels. As of December 31, 2016, we had repaid all the outstanding borrowings under the pre-delivery loan facility agreements via the sale and leaseback arrangements upon delivery of each subject vessel from Sungdong. The fixed interest rate on outstanding borrowings under the pre-delivery loan facility agreements was 7% and was payable quarterly in arrears.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

CSSC Sale and Leaseback

On 25 June 2015, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback arrangements with CSSC (Hong Kong) Shipping Company Limited (“CSSC HK”), in respect of all eight vessels that are scheduled to be delivered/have been delivered by GSI. Under the arrangements, we partially novated the shipbuilding contracts for each of the eight relevant vessels so that the obligation to pay and the right to take delivery of each vessel from the shipyard was transferred to CSSC HK. These transactions are treated as financing transactions. The eight subject vessels will continue to be recorded as assets on our balance sheet.

The net proceeds from the financings is expected to be $304 million. As of 31 December 2016, we have fully drawn down on the pre-delivery financings made by CSSC HK and up to $92.0 million remains available for borrowing. The pre-delivery instalments accrue interest but principal borrowings are not repayable as fixed charterhire until after delivery of the relevant vessel.

As of December 31, 2016, we had $183.3 million of outstanding borrowings under the post-delivery charterhire component of the arrangements. Under the arrangements, we have entered or will enter into 10-year bareboat charters with CSSC for each of the eight subject vessels, each commencing upon their respective deliveries. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the fourth anniversary from the delivery date of the subject vessel, and a purchase obligation on the tenth anniversary of the delivery of each vessel. Post-delivery charterhire under the arrangements comprises a fixed charterhire of US$197,917 per month (assuming there is no reduction in the estimated purchase price of the subject vessels under the novation agreements as a result of a fall in the fair market value of such vessels at delivery) and a variable charterhire at a rate of LIBOR plus 4.6%, payable monthly in advance. The fixed charterhire shall be adjusted down in the event that the purchase price for a vessel under a novation agreement is reduced as a result of a fall in the fair market value of such vessel at delivery. Pre-delivery interest is payable on the pre-delivery instalments made by CSSC HK for each vessel at a fixed rate of 7.25%.

CMBFL Sale and Leaseback

On March 17, 2016, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback agreements with CMB Financial Leasing Co. Ltd (“CMBFL”), for two product tankers being built at SPP shipyard. These transactions are treated as financing transactions and the relevant vessels will continue to be recorded as assets on our balance sheet. The net proceeds from the transactions amounted to $76.9 million. As of December 31, 2016, we have fully drawn down on the financings, in connection with vessel deliveries in July and August 2016.

Under the arrangement, both vessels were delivered to CMBFL upon delivery from SPP and thereafter the relevant ship-owning subsidiaries of the Company entered into 7-year bareboat charters for each vessel, each commencing upon their respective deliveries. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is a purchase obligation for each of the subject vessels on the seventh anniversary of the delivery to CMBFL.

Post-delivery charterhire under the arrangement comprises a fixed charterhire of US$ 0.6 million and a variable charterhire at a rate of LIBOR plus 3.75%, payable quarterly in advance.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

CMBFL Sale and Leaseback (Continued)

Under the CMBFL Sale and Leaseback, CMBFL also financed the pre-delivery instalments for the vessels with such payments by CMBFL accruing, in the pre-delivery period, interest at a rate of LIBOR plus a margin of 4.5%. As of December 31, 2016, we had repaid all the outstanding borrowings under the pre-delivery loan facility agreements via the sale and leaseback arrangements upon each delivery of each subject vessel from SPP.

BCFL Sale and Leaseback

On 4 August 2016, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback arrangements with Bank of Communications Finance Leasing Co Ltd., (“BCFL”) for three vessels previously financed under the Senior Secured DVB Credit Facility (Navig8 Solidarity, Navig8 Solace and Navig8 Stability). These transactions are treated as financing transactions and the three subject vessels will continue to be recorded as assets on our balance sheet. As part of this arrangement, the amount outstanding under the Senior Secured DVB Credit Facility of $95.5 million was repaid in full on 11 August 2016. The net proceeds from the transactions amounted to $118.8 million.

Under the arrangements, all three vessels were delivered to BCFL upon completion of the transactions on 11 August 2016 and, on the same day the relevant ship-owning subsidiaries of the Company entered into 10-year bareboat charters for each vessel. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such option exercisable on the fourth anniversary from the delivery date to BCFL. There is a purchase obligation for each of the subject vessels on the tenth anniversary of the delivery to BCFL.

Post-delivery charterhire under the arrangement is payable monthly in advance. The charterhire comprises principal repayment and an amount of variable charterhire at a rate of LIBOR plus 3.5%.

Financial Covenants

The above financings have, where indicated, the following financial covenants that require us to maintain (based on terms defined in the credit/sale and leaseback agreements):

•	for each financing arrangement described above other than the CSSC Sale and Leaseback Arrangement and the BCFL Sale and Leaseback Arrangement, cash or cash equivalents of at least the aggregate of (i) $1,400,000 in respect of each delivered LR2 vessel owned by the Company and (ii) an amount equal to four per cent (4%) of the applicable total net debt for each other vessel owned by the Company;

•	for each financing arrangement described above other than the CSSC Sale and Leaseback Arrangement and the BCFL Sale and Leaseback Arrangement, a ratio of total net debt to total fixed assets of no more than 75%;

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

•	for each financing arrangement described above other than the CSSC Sale and Leaseback Arrangement and the BCFL Sale and Leaseback Arrangement, a tangible net worth of at least US$272,254,000 provided that this threshold is to be increased on each testing date by an amount equal to the aggregate of (i) 25% of the aggregate consolidated net income of the Company during the 6 month period prior to the relevant testing date and (ii) 50% of the aggregate amount of any equity raised by the Company during the 6 month period prior to such testing date; and

The above financings have, where indicated, a security covenant that requires us to maintain a minimum level of security coverage such that:

•	for each bank finance facility the aggregate fair market value of the vessels collateralizing the credit facility is at least, 135% of the debt outstanding (as calculated for each credit facility); and,

•	for the CMBFL Sale and Leaseback Arrangement and CSSC Sale and Leaseback Arrangement, the fair market value of each vessel is respectively at least 115% and 125% of the debt outstanding (as calculated for each sale and leaseback arrangement) in respect of such vessel.

Each of our financings discussed above have, unless indicated otherwise below and among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	under the bank financing facilities, sell the collateral vessel;

•	make additional investments or acquisitions;

•	pay dividends, in the event of a default, or if an event of default would occur as a result of the payment of dividends; in the case of all of the bank financings, our ability to pay dividends is additionally restricted if the debt service reserve accounts are not fully funded and in the case of certain of the bank financings, our ability to pay dividends is restricted if satisfactory cash flow forecasts are not provided; and,

•	under the bank financing facilities and certain of the sale and leaseback arrangements, effect a change of control of the Company.

Our obligations under the sale and leaseback arrangements are secured by, among other things, assignments of earnings and insurances, stock pledges and account charges in respect of the subject vessels and are unconditionally and irrecoverably guaranteed by us.

In addition, our financings contain customary events of default, including cross-default provisions.

As of December 31, 2016, we are in compliance with the financial covenants of each of our financing arrangements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Common Shares and Series A Redeemable Preference Shares

On March 12, 2015, we issued 336,963 common shares to Navig8 Limited as payment for Pool Management Revenue Share Rights, included in the consolidated balance sheet as prepaid expenses and other assets. The issuance price per share was $12.25.

On January 15, 2016, we issued 70,204 shares of the Company’s common stock to four executive officers of the Company in full settlement of the RSUs granted to such officers in 2015 and which vested on December 31, 2015.

On November 15, 2016, we launched a rights offering of 3,000,000 units, or Units, each Unit consisting of one Series A redeemable preference share in the Company, the terms of which are summarised below, or the Series A redeemable Preference Shares, and 2.344 common shares in the Company, or the Common Shares, raising gross proceeds to the Company of $30 million, or the Rights Offering. The issuance price per Unit in the Rights Offering was $10.00, representing a par value of $0.01 per Series A redeemable Preference Share and a par value of $0.01 per 2.344 Common Shares. Proceeds from the right offering were allocated, based on their relative fair values after accounting for the fair value of the embedded derivative, to the common and preferred shares. The Rights Offering was undertaken in two tranches, which were on identical terms save for (i) the Subscription Right (as defined below) and (ii) the timeline for the application, allocation, payment for and issuance of shares.

On November 23, 2016, in the first tranche of the Rights Offering, we issued and sold 2,656,051 Units, comprising 2,656,051 new Series A redeemable Preference Shares and 6,225,782 new Common Shares, for net proceeds of $26,560,437.18 (such figure being net of bank charges), as denominated in USD as of that date. All proceeds have been duly received from shareholders.

On December 5, 2016, in the second tranche of the Rights Offering, we issued and sold 343,949 Units, comprising 343,949 new Series A redeemable Preference Shares and 806,218 new Common Shares. All proceeds have been duly received from shareholders.

As of December 31, 2016, we have:

•	46,877,945 shares (2015: 39,775,741 shares) of common stock issued and paid, the $0.01 par value of which is recorded as common stock of $468,779 (2015: $397,758). The common stock issued and paid includes a non-cash issuance of 70,204 shares (2015: 775,058 shares), amounting to $703 (2015: $7,751), to four executive officers of the Company in full settlement of the restricted stock units issued to them in 2015.

•	3,000,000 (2015: Nil) Series A redeemable Preference Shares issued and paid, the $0.01 par value of which is recorded as preferred stock (2015: Nil). The Preference Shares were fair valued at $21 million net of any direct issue costs amounting to $0.4 million (2015: nil). See note 10 for details.

•	Paid-in capital of $424.2 million (2015: $415.1 million) represents the excess of net proceeds from common stock issuances over the par value, net of direct issuance costs of $9.8 million (2015: $9.7 million).

•	The paid-in capital includes the non-cash issuance of $1.8 million (2015: $1.0 million) for the issuance of stock options and restricted stock units

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Terms of the Series A Redeemable Preference Shares

The terms of the Series A redeemable Preference Shares are set out in full in the Statement of Designation of the Rights, Preferences and Privileges of Series A Cumulative Redeemable Perpetual Preferred Stock of the Company that was filed with the Republic of the Marshall Islands Registrar of Corporations on November 23, 2016 and which form part of our Articles of Incorporation. Such terms are summarised below:

•	Liquidation Preference — Holders of Series A redeemable Preference Shares will rank ahead of common shareholders in respect of return of capital and in liquidation. Each Series A redeemable Preference Share shall have a liquidation preference equal to USD 10.00 plus any accrued and unpaid dividend Maturity — Subject to the occurrence of a change of control, there is no fixed maturity date in respect of return of Series A redeemable Preference Share capital.

•	Voting Rights — Holders of Series A redeemable Preference Shares shall have no voting rights, other than the right to vote as a class on any adverse changes to the rights of the Series A redeemable Preference Shares, including issuance of any senior or pari passu class of capital stock. A two-thirds majority vote of Series A redeemable preference shareholders shall be required to pass any matters requiring the approval of the Series A redeemable preference shareholders.

•	Dividends — Each Series A redeemable Preference Share shall receive a dividend equal to 10% per annum, or the Dividend Rate, multiplied by the sum of (i) USD 10.00 and (ii) all unpaid accrued and accumulated dividends in respect of that share. Each quarter following the original issue date, the Dividend Rate shall increase by 2% with a maximum Dividend Rate of 18%, Dividends on Series A redeemable Preference Shares will accrue and be cumulative on a compound basis from the date that the Series A redeemable Preference Shares are originally issued, being 23 November 2016. If no dividends on Series A redeemable Preference Shares are paid by the Company in a given quarter, such dividends shall accumulate and compound, whether or not declared, and shall remain accumulated and compounding dividends until paid. Dividends on Series A redeemable Preference Shares (including accumulated preference share dividends not paid out in previous quarters) are to be paid out in priority to dividends or distributions on, or redemptions of, Common Shares. As at December 31,2016 $0.3m of dividends is accumulated in aggregate on the Series A redeemable preference shares ($0.10 per preferred share).

•	Redemption Option — The Company has the right to redeem all, or a percentage of, the Series A redeemable Preference Shares in cash at a redemption price equal to the sum of the liquidation preference and accrued dividends multiplied by:

•	1.20 if the redemption is exercised prior to 23 November 2017

•	1.10 if the redemption is exercised prior to 23 November 2018

•	1.00 if the redemption is exercised on or after 23 November 2018

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Terms of the Series A Redeemable Preference Shares (Continued)

•	Upon a change of control of the Company, the Company must offer to repurchase all and not only part of the Series A redeemable Preference Shares at the then applicable redemption price. This is an embedded redemption option (redeemable only upon a change in control) within the terms of the Series A redeemable Preference Shares, fair valued at $1.5 million (recorded as a financial liability on the face of the balance sheet). As at the reporting date, redemption of the preferred stock is considered not probable as there are no plans for a change in control to occur.

•	Put Option — Following the closing of the Rights Offering, if the Company issues any new securities of the Company that rank senior or pari passu to the Series A redeemable Preference Shares (excluding on a first priority asset secured basis), or Preferred Securities, and the Company does not first offer the parties that subscribed in the first tranche of the Rights Offering the right to subscribe for their respective pro-rata share of such Preferred Securities, or Subscription Right, such pro-rata share being the percentage of the Series A redeemable Preference Shares that they purchased in the Rights Offering, then each holder of Series A redeemable Preference Shares at such time shall have an option, or Put Right, to put the Series A redeemable Preference Shares held by it to the Company at the then applicable Redemption Price. The Subscription Right shall not transfer in the event any of such Series A redeemable Preference Shares are transferred, and a shareholder’s Subscription Right shall terminate in the event such shareholder no longer holds any Series A redeemable Preference Shares.

11.	Earnings per share

The computation of basic earnings per share is based on distributable net income/(loss) and the weighted average number of shares outstanding during the year. The computation of diluted earnings per share is based on distributable net income and the weighted average number of shares outstanding based on the treasury stock method.

The warrants and stock options, as disclosed in note 12 and 13, are not included in the EPS calculation because doing so would be anti-dilutive.

The components of the numerator for the calculation of basic EPS and diluted EPS for Net income/ (loss), are as follows:

	2016 (‘000)	2015 (‘000)
Net income / (loss)	$(5,172)	$26,656
Less: Cumulative undeclared dividends on preferred stock	(294)	—

Distributable net income / (loss)	$(5,466)	$26,656

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	2016	2015
Weighted average number of shares outstanding — basic (in ‘000)	40,569	39,711
Weighted average number of shares outstanding — diluted (in ‘000)	40,569	39,768

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Share-based compensation — Warrants

The Company did not issue any warrants during 2016 and 2015. The Company’s warrants were not exercised and expired on December 31, 2015.

The following is a summary of the status of all the Company’s warrants as of December 31, 2016:

	Number of warrants (‘000)	Weighted- average exercise price	Weighted- average remaining contractual life (Years)	Aggregate intrinsic value (‘000)
Outstanding at December 31, 2014	1,700	$10.00	1.00	$170
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	1,700	10.00	—	—
Outstanding at December 31, 2015	—	—	—	—
Vested and expected to vest at December 31, 2015	—	—	—	—
Exercisable at December 31, 2015	—	—	—	—

Outstanding at December 31, 2015	—	—	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Outstanding at December 31, 2016	—	—	—	—
Vested and expected to vest at December 31, 2016	—	—	—	—
Exercisable at December 31, 2016	—	—	—	—

13.	Share-based compensation — Stock Options

On March 12, 2015, the Company entered into stock option agreements with four executive officers, to grant stock options to purchase a total of 190,566 shares of the Company’s common stock. The share options granted to the four executive officers of the Company in 2015 have (1) an exercise price of $12.25, being equal to the last traded price on or before the 31 December 2014 on the Norwegian OTC list, (2) a vesting date of 31 December 2015, subject to the executive’s continuous employment or service with the Company through the vesting date and (3) a five-year term expiring on 1 January 2020. Each executive may exercise his options (to the extent vested and not expired or terminated) by transmitting to the Secretary of the Company a written notice specifying the number of whole shares to be purchased pursuant to such exercise, together with payment in full of the aggregate exercise price payable for such shares and any amount of applicable withholding tax. If any executive’s employment terminates after 31 December 2015 for cause, his outstanding options will immediately terminate. If any executive’s employment terminates after 31 December 2015 for any reason other than cause, his outstanding options will terminate (i) 90 days following termination of employment for any reason other than death or (ii) one year following termination of employment by reason of death, provided, however, that no option may be exercised after the expiry of its stated term or before it becomes vested and exercisable.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based compensation — Stock Options (Continued)

The fair value of the 2015 stock options at grant date totaled $527,868. The fair value of the stock options is determined by using the Black & Scholes-Merton option-pricing model. The parameters used include grant date, share price (spot), exercise price, risk-free interest rate, expected option life, expected volatility and expected dividends. Assumptions were made to calculate the fair value of the 2015 stock options. The grant date is March 12, 2015, and the spot price was $12.25. The expected life of the stock options is 2.8 years. The risk-free interest rate used was 0.98%. The expected volatility of 32.61% is based on the historical share prices of similar listed companies. The Company assumed a dividend yield of 0%. The 2015 stock options will expire if they are not exercised by January 1, 2020.

The share-based compensation expense is recognized on a straight-line basis over the vesting period. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $152,220 in the year ended December 31, 2015 and $375,648 was expensed as an out of period adjustment in 2016 relating to the 2015 share options.

On January 14, 2016, the Company entered into stock option agreements with four executive officers, to grant stock options to purchase a total of 268,080 shares of the Company’s common stock. The share options granted to the four executive officers of the Company in 2016 have (1) an exercise price of $9.06, being equal to the last traded price on or before the 31 December 2015 on the Norwegian OTC list, (2) a vesting date of 31 December 2016, subject to the executive’s continuous employment or service with the Company through the vesting date and (3) a five-year term expiring on 1 January 2021. Each executive may exercise his options (to the extent vested and not expired or terminated) by transmitting to the Secretary of the Company a written notice specifying the number of whole shares to be purchased pursuant to such exercise, together with payment in full of the aggregate exercise price payable for such shares and any amount of applicable withholding tax. If any executive’s employment terminates after 31 December 2016 for cause, his outstanding options will immediately terminate. If any executive’s employment terminates after 31 December 2016 for any reason other than cause, his outstanding options will terminate (i) 90 days following termination of employment for any reason other than death or (ii) one year following termination of employment by reason of death, provided, however, that no option may be exercised after the expiry of its stated term or before it becomes vested and exercisable.

The fair value of the 2016 stock options at grant date totaled $608,542. The fair value of the stock options is determined by using the Black & Scholes-Merton option-pricing model. The parameters used include grant date, share price (spot), exercise price, risk-free interest rate, expected option life, expected volatility and expected dividends. Assumptions were made to calculate the fair value of the 2016 stock options. The grant date is January 14, 2016, and the spot price was $9.06. The expected life of the stock options is 2.96 years. The risk-free interest rate used was 1.61%. The expected volatility of 37.7% is based on the historical share prices of similar listed companies. The Company assumed a dividend yield of 0%. The 2016 stock options will expire if they are not exercised by January 1, 2021.

The share-based compensation expense is recognized on a straight-line basis over the vesting period. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $608,542 for the year ended December 31, 2016.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based compensation — Stock Options (Continued)

The following is a summary of the status of all the Company’s stock options as of December 31, 2016:

	Number of stock options (‘000)	Weighted- average exercise price	Weighted - average remaining contractual life (Years) (as of 31 Dec 2016)	Aggregate intrinsic value (‘000)
Outstanding at December 31, 2015	191	$12.25	3.00	$—
Granted in 2016	268	9.06	4.00	—
Exercised in 2016	—	—	—	—
Forfeited or expired in 2016	—	—	—	—
Outstanding at December 31, 2016	458	10.39	3.42	—
Vested and expected to vest at December 31, 2016	458	10.39	3.42	—
Exercisable at December 31, 2016	191	12.25	3.00	—

14.	Share-based compensation — Restricted Stock Units

On March 12, 2015, the Company entered into restricted stock unit agreements whereby 70,204 shares of the Company’s common stock were awarded to four executive officers. The restricted stock units, or RSUs, granted to the four executive officers of the Company in 2015 have a vesting date of 31 December 2015, subject to the executive’s continuous employment or service with the Company through the vesting date. Upon the vesting of the 2015 RSUs, which occurred on 31 December 2015, each executive has the right to receive one common share in the Company in full settlement of each vested RSU. The common shares are to be issued to the executives no later than 60 days after the RSU vesting date, subject to withholding and other conditions, all applicable laws, rules and regulations and to approvals by any governmental agencies or national securities exchanges as may be required.

The fair value of the 2015 RSUs at grant date, determined based on the Black & Scholes-Merton option-pricing model, totalled $859,999. At time of vest, the RSUs will convert to fully unrestricted shares.

The share-based compensation expense is recognized on a straight-line basis over the expected life. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $859,999 for the year ended December 31, 2015.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Share-based compensation — Restricted Stock Units (Continued)

On January 14, 2016, the Company entered into restricted stock unit agreements whereby 94,898 restricted stock units, or RSUs, in the shares of the Company’s common stock were awarded to four executive officers. The RSUs granted to the four executive officers of the Company in 2016 have a vesting date of 31 December 2016, subject to the executive’s continuous employment or service with the Company through the vesting date. Upon the vesting of the 2016 RSUs, which occurred on 31 December 2016, each executive has the right to receive one common share in the Company in full settlement of each vested RSU. The common shares are to be issued to the executives no later than 60 days after the RSU vesting date, subject to withholding and other conditions, all applicable laws, rules and regulations and to approvals by any governmental agencies or national securities exchanges as may be required.

The fair value of the 2016 RSUs at grant date, determined based on the Black & Scholes-Merton option-pricing model, totaled $859,776. At time of vest, the RSUs will convert to fully unrestricted shares.

The share-based compensation expense is recognized on a straight-line basis over the expected life. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $859,776 for the year ended December 31, 2016.

The following is a summary of the status of all the Company’s RSU as of December 31, 2016:

	Number of RSU (‘000)	Weighted- average exercise price	Weighted- average remaining contractual life (Years)	Aggregate intrinsic value (‘000)
Outstanding at December 31, 2015	70	$12.25	0.00	$—
Granted	95	9.06	0.00	—
Exercised	70	12.25	—	—
Forfeited or expired	—	—	—	—
Outstanding at December 31, 2016	95	9.06	0.00	—
Vested and expected to vest at December 31, 2016	95	9.06	0.00	—
Exercisable at December 31, 2016	—	—	—	—

15.	Vessel revenue

	2016	2015
Pool revenue ($’000)	108,201	38,226

During 2016, V8 Pool Inc. distributed $66.2 million (2015 $36.8 million) to the company in revenue from vessels participating in the Alpha8 Pool and $41.8 million (2015: $1.1 million) to the company in revenue from vessels participating in the LR8 pool.

Included within vessel revenue is net loss of $0.2 million (2015: net gain of $0.3 million) relating to net revenues from the Pool Management Share Rights agreement (See Note 20).

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Vessel expenses

	2016	2015
Vessel expenses ($’000)	46,711	24,762

During 2016 and 2015, vessel expenses include charter hire expenses attributable from the three chartered-in vessels, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, pool administration fees, transportation tax and technical management fees, were incurred on the vessels delivered.

17.	General and administrative expenses

	2016 (‘000)	2015 (‘000)
Corporate Administration Fees (related party — see Note 20)	$1,976	$2,099
Executive management salaries and benefits	2,474	2,627
Share based compensation (non-cash)	1,844	1,012
Management Fee (related party — see Note 20)	308	—
Other expenses	1,666	1,282

	$8,268	$7,020

18.	Interest expense and finance costs

	2016 (‘000)	2015 (‘000)
Interest Incurred*	$28,418	$1,988
Capitalised Interest	(4,164)	(1,739)
Amortisation of commitment fees and debt issuance cost	5,955	3,279

	$30,209	$3,528

*	Includes $1 million interest (2015: nil) relating to early termination of the DVB facility for 3 Sungdong Vessels (See Note 8)

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Financial Instruments

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative trading purposes. As at December 31, 2016 and 2015, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that the currency fluctuations will have a negative effect of the value of the Company’s cash flows.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2016 and 2015 are as follows:

(in thousands of $)	2016 Fair Value	2016 Carrying Value	2015 Fair Value	2015 Carrying Value
Level 1
Cash and cash equivalents	34,276	34,276	4,480	4,480
Restricted cash	9,380	9,380	2,435	2,435
Trade receivables	19,574	19,574	6,474	6,474
Level 2
Fixed rate financing	24,032	24,032	83,467	83,467
Floating rate financing	849,582	849,582	63,978	63,978
Level 3
Other non-current liabilities	1,497	1,497	—	—

There have been no transfers between different levels in the fair value hierarchy in 2016.

The fair values of cash and cash equivalents, restricted cash and trade receivables have been determined using level 1 inputs and are assumed to be their carrying values.

The fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The fixed rate financing has been determined using level 2 inputs and is considered to be equal to the carrying value given its short period to maturity.

The other non-current liabilities represent the embedded derivative of the preference share (the embedded redemption option) and is carried at its fair value which has been calculated using the Black-Scholes call option model. The significant input to the fair value measurement are those relating to : (1) liquidation preference based on the prescribed dividend rates and the redemption price premium (see Note 10), (2) estimates relating to likelihood of a change in control occurring (in the range 20% to 55%) (3) comparative market data for other companies in the same segment to estimate volatility (115%) and (4) risk free-rate of return (in the range 0.8% to 1.3%). The fair value of the embedded derivative is most sensitive to assumptions relating to likelihood of a change in control occurring.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Financial Instruments (continued)

The following table is a roll forward of the Level 3 investments of other non-current liabilities at December 31, 2016 and 2015:

(in thousands of $)	Balance as of December 31, 2015	Net Issuance	Net Gain /(loss)	Balance as of December 31, 2016
Other non-current liabilities:
Embedded derivative of the preference share	—	1,497	—	1,497
Fair value activity of level 3 Other non-current liabilities	—	1,497	—	1,497

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Credit Agricole Corporate and Investment Bank and Hong Kong Shanghai Banking Corporation.

20.	Related party transactions

As of December 31, 2016, the Company has 24 vessels (2015: 5 vessels) operating in the Alpha8 Pool, part of V8 Pool Inc, and LR8 Pool, part of Navig8 Pool Inc. The company pays working capital of $0.7 million for every vessel that enters the Alpha8 Pool and $0.5 million for every vessel that enters the LR8 Pool. The working capital is refundable when the vessel exits the respective pools (included as an non-current other asset on the balance sheet).

One of our Technical Managers (Navig8 Shipmanagement Pte Ltd), our Commercial Manager and Administrative Manager (Navig8 Asia Pte Ltd), collectively known as our “Related Managers”, are affiliates of Navig8 Group, which is majority owned and controlled (directly or indirectly) by senior employees of Navig8 Group. Under the agreements with our Related Managers for the management of our vessels, we (i) effectively pay our pro rata share of the fees the pool companies are obligated to pay our Commercial Manager, amounting to 2% of all gross pool revenue plus an administration fee of $250 per vessel per day, (ii) pay our Related Technical Manager a fee of approximately $500 per vessel per day for each vessel it technically manages plus a construction supervision fee of $500,000 for each vessel in the Initial Fleet, and (iii) pay our Administrative Manager a fee of $200 per vessel per day that has been accruing since the date of the building contract for each vessel.

In 2015, the Company entered into a Pool Management Revenue Share Rights Agreement with Navig8 Asia Pte Ltd and Navig8 Limited. 336,963 shares of common stock of the Company, amounting to $4,127,796.75, was authorised for issuance to Navig8 Limited as payment for the Pool Management Revenue Share Rights. The issuance price per share was $12.25. The Company will enter all vessels, upon delivery from the relevant shipyard, into the Alpha8 Pool and LR8 Pool for a minimum of 2 years (each), and in exchange receive a 30% share of the net revenues derived from the commercial management of the two Pools, after deducting the agreed overheads. The net revenue recognised in the statement of operations is after netting off amortization of the Pool Management Revenue Share Rights asset.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Related party transactions (Continued)

A summary of net amounts earned (incurred) from related parties for the years ended December 31, 2016 and 2015 are as follows:-

	2016 (000)	2015 (000)
V8 Pool Inc.	$66,555	$36,820
Navig8 Pool Inc.	41,808	1,126
Navig8 Asia Pte Ltd*	(162)	280
Navig8 Shipmanagement Pte Ltd**	(7,901)	(4,370)
Navig8 Europe Ltd	308	—
Navig8 Asia Pte Ltd	(3,347)	(2,395)

*	This is the net amount recognized; calculated as $0.7 million recognised from Navig8 Asia Pte Ltd for the Pool Management Revenue less $0.8 million relating to amortization of the Pool Management Revenue Share Rights asset.
**	This amount includes $7.1 million relating to services capitalised (see Note 6) for supervision fees incurred during construction at the respective shipyards.

Net amounts earned from related parties comprise pool distributable income and net income from the Pool Management Revenue Share Rights Agreement. Net amounts paid to related parties comprise construction supervision fees, technical management fees, commercial management administration fees, management services fees and corporate administration fees.

A summary of short-term and long-term balances due from related parties as at December 31, 2016 and 2015 is as follows:-

Current Receivables. prepayments and other assets

	2016 (000)	2015 (000)
V8 Pool Inc.	$11,307	$7,959
Navig8 Pool Inc.	8,504	765
Navig8 Shipmanagement Pte Ltd	4,513	5,540
Navig8 Asia Pte Ltd	353	—
Navig8 Chemicals Europe Ltd	—	3

	$24,677	$14,267

Non-current Receivables. prepayments and other assets

	2016 (000)		2015 (000)
V8 Pool Inc.	$7,800		750
Navig8 Pool Inc.	6,000		600
Navig8 Asia Pte Ltd	2,638	*	3,654

	$16,438		$5,004

*	This amount relates to the carrying value of the Pool Management Revenue Share Rights Agreement.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Related party transactions (Continued)

A summary of short-term balances due to related parties as at December 31, 2016 and 2015 is as follows:

Payables and accrued expenses

	2016 (000)	2015 (000)
Navig8 Shipmanagement Pte Ltd	$(1,681)	$(1,013)
Navig8 Asia Pte Ltd	(353)	(206)
Navig8 Europe Ltd	(51)	(24)
Navig8 America LLC	(28)	(32)

	$(2,113)	$(1,275)

Short-term balances due from related parties comprise pool revenue receivables, pool working capital, net advances from ship manager, pool management revenue receivables and prepaid administrative expenses. Short-term balances due to related parties comprise unpaid project management fees, corporate administration fees, commercial management administration fees and accrued expenses.

Navig8 Pool Inc., V8 Pool Inc., Navig8 Shipmanagement Pte Ltd, Navig8 Asia Pte Ltd, Navig8 Chemicals Europe Ltd, Navig8 Europe Ltd and Navig8 Americas LLC are related companies to our shareholder, Navig8 Limited.

21.	Variable Interest Entities (“VIEs”)

As of December 31, 2016, the Company participates in a commercial pool arrangement with the commercial pools (Navig8’s Alpha8 Pool and LR8 Pool) respectively set up within V8 Pool Inc. and Navig8 Pool Inc. Commercial pools operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Participants in the commercial pools contribute one or more vessels and generally provide an initial contribution towards the working capital of the pool at the time they enter their vessels. The pools finance their operations primarily through the earnings that they generate.

The Company enters into the pool arrangement to take advantage of commercial opportunities. In the pool, the Company has the same relative rights and obligations and financial risks and rewards as other pool participants. The Company has determined that the pool arrangement met the criteria of a VIE and, therefore, the Company has reviewed its participation in the VIE to determine if it was the primary beneficiary of it. The Company reviewed the legal documents that govern the creation and management of the VIE described above and also analyzed its involvement to determine if the Company was a primary beneficiary. A VIE for which the Company is determined to be the primary beneficiary is required to be consolidated in its financial statements.

The pool agreements state that the commercial manager of each pool has decision making power over their significant decisions. The pool participants are members of a pool committee, however, the pool committee’s power is limited to approving the pool total costs for each vessel, which is how pool revenue is allocated to its participants, and approve any additional working capital financing from its pool participants. Since the Commercial Manager of the pool holds the power to make all significant economic decisions that affect the pools and the Company does not control a majority of either the board or pool committee, the Company is not considered a primary beneficiary of the pool.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Variable Interest Entities (“VIEs”) (continued)

As of December 31, 2016, the Company has $7.8 million (2015: $3.0 million) in the balance sheet related to aggregate working capital contributions to the Alpha8 Pool and $6.0 million (2015: $0.6 million) in the balance sheet related to the aggregate working capital contributions to the LR8 Pool. These working capital contribution made in respect of any vessel is expected to be returned to the Company in the event that such vessel leaves the pool. The company also has $11.1 million (2015: $5.7 million) and $8.5 million (2015: $0.8 million) in the balance sheet related to the pool distribution to be received from the Alpha8 and LR8 Pools respectively. The sum of these amounts represents the Company’s maximum exposure to the VIE. The company has no liquidity arrangements, guarantees or other third party commitments that may affect the fair value or risk of the reporting entity’s variable interest in the VIE.

22.	Disposal of Assets

There are no disposal of vessels in the 2016 financial year. In May 2015, the Company entered into an agreement with an unrelated third party to sell three LR2 vessels which were under construction at Sungdong Shipbuilding & Marine Engineering Co, Ltd, Korea, for total sale proceeds of $178.5 million, of which $74.3 million was paid directly to the shipyard. All three vessels were delivered to the buyer during the year with a total realised net gain on sale of $24.1 million.

23.	Subsequent events

We have evaluated subsequent events through March 24, 2017, which is the date the consolidated financial statements were available to be issued.

During 2017 and up to the date of these financial statements, the Company has taken delivery of two 113,000 LR2 product tankers from Guangzhou Shipyard International Company Limited. These vessels will enter and be operated in Navig8’s Alpha8 Pools.

On March 10, 2017, the Company entered into Stock Option Agreements and Restricted Stock Unit (RSU) Agreements with five executive officers. The Company awarded the executive officers 129,737 shares of RSU and granted them an option to purchase up to 321,149 shares of common stock, subject to the agreed terms. These shares vest on December 31, 2017, subject to the officers’ continuous employment or other service with the Company through the vesting date.